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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: ______
☐ Form C/A: Amendment to Offering Statement: ______

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Balto Rx, LLC
Legal status of issuer:

Form: limited liability company
Jurisdiction of Incorporation/Organization: California
Date of organization): January 1, 2022

Physical address of issuer: 4665 Scarlet Court / Palmdale, California 93551
Website of issuer: https://www.baltorx.com/

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$500 plus 4% flat fee on funds raised over $25,000

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A

Type of security offered: Simple Agreements for Future Equity
Target number of securities to be offered: 125
Price (or method for determining price): $1,000.00 per SAFE
Target offering amount: $25,000
Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis
☐ Other – provide a description: ______
Maximum offering amount (if different from target offering amount): $628,000
Deadline to reach the target offering amount: 180 days from date of filing

SEC 2930 (4/17) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: <u>0; 38 1099 independent contractors</u>

Total Assets:	Most recent fiscal year-end: <u>0</u>	Prior fiscal year-end: <u>0</u>
Cash & Cash Equivalents:	Most recent fiscal year-end: <u>0</u>	Prior fiscal year-end: <u>0</u>
Accounts Receivable:	Most recent fiscal year-end: <u>0</u>	Prior fiscal year-end: <u>0</u>
Short-term Debt:	Most recent fiscal year-end: <u>0</u>	Prior fiscal year-end: <u>0</u>
Long-term Debt:	Most recent fiscal year-end: <u>0</u>	Prior fiscal year-end: <u>0</u>
Revenues/Sales	Most recent fiscal year-end: <u>0</u>	Prior fiscal year-end: <u>0</u>
Cost of Goods Sold:	Most recent fiscal year-end: <u>0</u>	Prior fiscal year-end: <u>0</u>
Taxes Paid:	Most recent fiscal year-end: <u>0</u>	Prior fiscal year-end: <u>0</u>
Net Income:	Most recent fiscal year-end: <u>0</u>	Prior fiscal year-end: <u>0</u>

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

<u>Balto Rx, LLC</u>
(Issuer)
By
<u>/s/ Hemant Shah CEO</u>
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

<u>/s/ Hemant Shah</u>
(Signature)
<u>CEO</u>
(Title)
<u>October 13th, 2022</u>
(Date)

1. Name of issuer: <u>Balto Rx, LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Hemant Shah	Membership Interests	100 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Dates of Service:

Principal Occupation:

Employer: _____ Dates of Service: _____

Employer's principal business: _____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: _____ Dates of Service:_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Name: _____ Dates of Board Service: _____

Principal Occupation: _____

Employer: _____ Dates of Service: _____

Employer's principal business: _____

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Hemant Shah
Title: CEO   Dates of Service: October 2018
Responsibilities: Research, Engineering, Administration, Sales, Marketing and over all operation of the startup.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

Name: _____
Title: _____ Dates of Service: _____
Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

BREAKING BARRIERS
TO MEDICATION ACCESS

Simplifying the process for
prescription home delivery



Balt Rx
⌂ Home Delivery

www.BaltoRx.com

KNOWLEDGE

By delivering medications to your doorstep within hours, we empower people to understand how they can prioritize what is most important to them.

SUPPORT

We support patients through a streamlined process of home delivery of their medications within hours of request and the ability to connect to a pharmacist in real-time via video consultation.

DIGITAL TOOLS

We provide a set of digital tools that are easy to use, which provide real time updates of delivery, order tracking, pharmacist consultation, copay verification, ease of prescription transfer, and much more!

MISSION

At Balto Rx, we're on a mission to empower people with the knowledge, support and tools to effectively and efficiently manage their prescription needs.

Balto Rx

JOURNEY OF BALTO RX

JAN 2019

Creation of B-IP:
Balto Intelligent
Platform

JAN 2020

Commercial
launch across
California

OCT 2018

Concept design &
field and market
research

OCT 2019

Pilot run in North
Los Angeles
county

JAN 2021

National
commercial launch

PROBLEM

According to CMS
(Center for Medicare
and Medicaid Services)
- ~ 30% of patients
  do not have access
  to their
  medications
- Many do not pick
  up Rx from
  pharmacy
- Return-to-stock

IMPACT

- Billions of
  dollars in lost
  revenue
- Medication
  non-adherence
- High
  prescription cost

SOLUTION

Patient-centric home delivery for B2B and B2C

Available for ANY:
- Patients
- Pharmacies (chain, independent,
  specialty, infusion,
  compounding)
- Hospitals – private & public
- Clinics & hospice
- Insurance health plans

MARKET ANALYSIS

Timely prescription delivery is the cornerstone of an effective healthcare infrastructure.

The prescription delivery services are set to experience a significant growth of 17.8% CAGR from 2022 to 2030.

Ultimately, prescription delivery services market sales will reach a value of $434.3 million by 2029.

Source:
PharmiWeb.com – Global Pharma News & Resources
Future Market Insights Global and Consulting Pvt. Ltd.

Current market vs. high potential growth market with limited competition

All pharmacies home delivery services totaling <1%	BaltoRx – home delivery service within hours Potential growth 99%
Chain & Independent retailers:	BaltoRx has a unique model to work with all chain & independent pharmacies, hospitals and any patients.

	Within hours	1–3 days	Mail orders
Major chain stores like Walgreens CVS Rite Aid Walmart Kroger McKesson and more	✗	✓	✓
Independent (Limited to their clients only)	✓	✓	✓

"Patient-Centric"
Service means every pharmacies, every hospitals and every patients can order to get delivered their Rx...

...within hours of request.



CUTTING EDGE WEB & MOBILE APPS



PHARMACY

Welcoming all pharmacies, independent & chain, to join the first ever "patient-centric" home delivery digital platform. Sign-up for free to join the Balto Rx family.



HOSPITAL

Welcoming all hospitals. Our goal is to help increase access to medications by delivering from pharmacies to discharging patients at the hospital or directly to patient's homes.



Patient app - simply download

DeliverMyRx
A Balto Rx product

Google play

Available on the
App Store

DISRUPTOR WITH CUTTING EDGE FEATURES

 **Meds On-demand**

A Balto Rx home delivery service
Any pharmacy | Any day | Any time

Empowering 67,000+ pharmacies nationwide to utilize this service with no sign up required



"See a pharm" is a feature that allows a patient to consult with a pharmacist via video call after receiving a delivery from their pharmacy. In addition, patients can track their delivery in real time.

CREATION OF DRIVERS' NETWORK

BALTO RX DRIVER NETWORK



Rigorous screening process

320+ drivers in multiple regions

COLLABORATION

 

Expanded serviceable
footprint into 4,000 zip codes
nationwide

SOURCES OF REVENUE
NATIONWIDE

- Pharmacies
- Hospitals
- Patients
- Clinics & Hospice
- Subscriptions (monthly & annual)
- Federal Government Contracts
- State Government Contracts
- Insurance Plans
- Charity & Philanthropy





ACHIEVEMENTS

BALTO RX START-UP ACHIEVEMENTS


27,000+
PRESCRIPTIONS
DELIVERED
SUCCESS
300,000+
MILES
DRIVEN
10,000+
DELIVERIES
COMPLETED

FORECAST

Revenue forecast from pilot to 5 year plan


5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
FY 2020 - $5k
FY 2021 - $40k
FY 2022 - $120k
FY 2023 - $1M
FY 2024 - $2.5M
FY 2025 - $5M

FUND UTILIZATION

REQUIRED FUNDING



Legal
9%

Sales
18%

On-going
engineering
22%

Marketing
17%

Advertisement
17%

Admin
17%

$500,000
TO
2 MILLION



Investing in us would help improve the lives of millions of people with limited access to medications

OUR TEAM



SANJAY BHANA

Former VP
Walgreens Boots
Alliance



GIT PATEL

CEO, Sargas
Pharmaceutical
Adherence & Compliance
(SPAC) International



HEMANT SHAH

Chief Executive
Officer (CEO)



TIMOTHY AUNGST, PHARMD

Associate Professor of
Pharmacy Practice at
MCPHS Univ

AWARDS & RECOGNITION



HEALTHCARE AWARDS 2020
CEO TODAY

WINNER



IFAH
Las Vegas, USA
(2020-2021)

★ ★ ★ ★ ★

Hemant Shah

TOP 100 HEALTHCARE LEADERS AWARD



IFAH — International Forum on Advancements in Healthcare

Top 100 Healthcare Leaders Award

Presented To

Hemant Shah

In Recognition Of His
Contribution To Healthcare

Presented by PRISM EVENTS
Las Vegas, NV
(2020-21)





THANK YOU

We look forward to working with you

CONTACT

 Info@BaltoRx.com

 888.822.5867

 www.BaltoRx.com



RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on January 1, 2022, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity and currently has no financial statements. The Company intends to retain an accountant to prepare annual financial statements.

Risks Associated with this Offering and the SAFEs

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the SAFEs, which may make it difficult for you to sell your SAFE.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the SAFEs to sell the same, or the prices at which holders may be able to sell such SAFE(s).

The Company's officers and directors may be subject to indemnification by the Company in connection with this Offering.

The Company's Operating Agreement and Minnesota law provide for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its creditors of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated shares of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

9. What is the purpose of this offering?

To raise capital sufficient to expand the Company's sales and marketing efforts, purchase equipment and create unique intellectual property for the Company.ă

10. How does the issuer intend to use the proceeds of this offering?

Balto Rx, LLC

Use of Offering Proceeds

	If Minimum Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$ 25,000	$ 628,000
Net Proceeds of Offering	$ 24,000	$ 602,880
Legal related to offering	$5000	$5000
Legal related to patents, trademarks	$0	
Wages - President and CEO	$0	$125,000
Financial management, accounting and audits	$1500	$10,000
Engineering/production	$10,000	$85,000
Employee benefits	$0	$30,000
Marketing	$6,000	$250,000
Equipment	$0	$25,000
Other Expense - including rent, telephone & communications, travel and office	$1500	$50,000
Accounting software and hardware	$0	$25,000
Total Use of Net Proceeds of Offering	$24,000	$605,000

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

BALTO RX, LLC
CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed $628,000 offering of Simple Agreement for Future Equity ("SAFE") Notes by Balto Rx LLC, a California limited liability company (the "Company"), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPECTIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUM¬MATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered:	Simple Agreements for Future Equity ("SAFEs") (the "SAFEs") in an aggregate amount of $628,000
Offering Price:	Face Value
Minimum Investment:	$1,000.00
Minimum Offering:	$25,000.00
Capital Structure:	The Company will have one (1) class of membership interests. 100% of the Company's membership interests were previously issued to the Company's founder (the "Founder") in consideration for his contributions to the Company. The Company has previously committed to issue to three (3) separate service providers 500 units of membership interest each at the time that the SAFEs are converted to membership interest units of the Company.
Corporate Governance:	The Company will be managed by a Manager, and the day-to-day operations of the Company will be performed by the Manager.
SAFEs:	
Conversion:	The SAFEs will convert upon an "Equity Financing," as further defined in the SAFE Agreement. Discounts shall be applied as follows: $5,000.00 - $9,999.99: 10% $10,000.00 - $24,999.99: 15%

$25,000.00 - $49,999.99: 20%
$50,000.00 or more: $25%

The SAFE holders will have no rights to vote on any corporate matters until such time as the SAFEs may convert into membership interests of the Company.

Restrictions on Transfer:

We will be offering the SAFEs pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the SAFEs will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. You will not be able to re-sell or transfer your SAFEs except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

In addition, if and when your SAFEs convert into, any transfer of will need to comply with the transfer restrictions that will be contained in the Company's Operating Agreement. The Operating Agreement will include additional detail on these transfer restrictions.

Tax Considerations:

IF THE COMPANY ACCEPTS YOUR INVESTMENT, YOU WILL NOT BE A MEMBER UNTIL SUCH TIME AS YOUR SAFE CONVERTS INTO EQUITY, WHICH IS NOT GUARANTEED. The following is provided in the event your SAFE does convert.

The Company will be treated as a partnership for federal income tax purposes. To the extent the Company has net profits for any fiscal year, each member will be taxed on such Member's allocative share of those profits, even though the amount of cash distributed to such member may be less than the resulting tax liability. Company profits and losses will be allocated to the Members as set forth in the Operating Agreement. The Company intends to make annual distributions to the Members to cover their estimated individual tax liability relating to their allocative taxable share of Company profits ("Tax Distributions"). There are several circumstances in which you will not receive a Tax Distribution that covers your individual tax liability; therefore, you may be required to come "out of pocket" to pay taxes on your allocative share of Company profits.

Due to the complexity of an investment in SAFEs, prospective Members are advised to contact their tax advisors with regard to tax consequences arising from investing in the Company.

Exit Strategy:

Each SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Membership Interests to the Investor pursuant to the automatic conversion of the SAFE under Section 1(a) therein; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c) of the SAFE.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: <u>See Operating Agreement</u>

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Balto Rx LLC
Capitalization

Member Name and Address	Capital Contributions	Percentage	Units
Hemant Shah 4665 Scarlet Court Palmdale, CA 93551	$_____	100%*	$2,000,000
TOTAL	$_____	**100%**	

* - The Company has previously promised to issue 500 units of membership interest each to three (3) service providers in lieu of cash compensation for services rendered, with a deemed purchase price of $1.00/unit. Such units shall be issued upon conversion of all SAFEs into membership interest units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? □ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Risk Factors

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Operating Agreement

24. Describe the material terms of any indebtedness of the issuer:
$175,000.00, of which $125,000 constitutes a personal loan to the Company from its sole member, and the balance of $50,000 is credit card debt.

25. What other exempt offerings has the issuer conducted within the past three years? :

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
     (1) any or officer of the issuer;
     (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
     (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
     (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? □ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical

results of operations. See attached financials; Company is an early stage business with limited capital.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

BALTO RX, LLC

NOTES REGARDING FINANCIAL STATEMENTS

Balto Rx, LLC was formed as a California limited liability company on January 1, 2022. The attached financials for the fiscal years ended December 31, 2020 and December 31, 2021 are from the period in which the Company's sole member operated the business as a sole proprietorship.

Balto Rx Income Statement for FY 2020

Name

Time Period   **Jan to Dec 2020**

Financial Statements in U.S. Dollars

Revenue

Gross Sales	17165	
Less: Sales Returns and Allowances	0	
Net Sales		17165

Cost of Goods Sold

Beginning Inventory	0	
Add: Purchases	3200	
Freight-in		
Direct Labor	12120	
Indirect Expenses	5400	
Inventory Available	20720	
Less: Ending Inventory		
Cost of Goods Sold		20720
Gross Profit (Loss)		(3555)

Expenses

Advertising	800
Amortization	0
Bad Debts	0
Bank Charges	500
Charitable Contributions	0
Commissions	
Contract Labor	36000
Depreciation	0
Dues and Subscriptions	400
Employee Benefit Programs	0
Insurance	0
Interest	1400
Legal and Professional Fees	1500
Licenses and Fees	300
Miscellaneous	1800
Office Expense	4800
Payroll Taxes	0
Postage	780
Rent	0
Repairs and Maintenance	250
Supplies	500
Telephone	1800
Travel	1000
Utilities	3500
Vehicle Expenses	6500
Wages	0
Total Expenses	61830
Net Operating Income	(65385)

Other Income

Gain (Loss) on Sale of Assets		
Interest Income		
Total Other Income		0
Net Income (Loss)		(65385)

Balto Rx Income Statement for FY 2021

Name

Time Period   **Jan to Dec 2021**

Financial Statements in U.S. Dollars

Revenue		
Gross Sales	39255	
Less: Sales Returns and Allowances	0	
Net Sales		39255

Cost of Goods Sold		
Beginning Inventory	0	
Add: Purchases	5400	
Freight-in		
Direct Labor	25243	
Indirect Expenses	2700	
Inventory Available	33343	
Less: Ending Inventory		
Cost of Goods Sold		33343
Gross Profit (Loss)		5912

Expenses		
Advertising	2200	
Amortization	0	
Bad Debts	0	
Bank Charges	650	
Charitable Contributions	0	
Commissions		
Contract Labor	48000	
Depreciation	0	
Dues and Subscriptions	500	
Employee Benefit Programs	0	
Insurance	0	
Interest	1800	
Legal and Professional Fees	3000	
Licenses and Fees	500	
Miscellaneous	1000	
Office Expense	3200	
Payroll Taxes	0	
Postage	950	
Rent	0	
Repairs and Maintenance	400	
Supplies	800	
Telephone	1800	
Travel	1500	
Utilities	3500	
Vehicle Expenses	7000	
Wages	0	
Total Expenses		76800
Net Operating Income		(70888)

Other Income		
Gain (Loss) on Sale of Assets		
Interest Income		
Total Other Income		0
Net Income (Loss)		(70888)

Balto Rx   **Balance Sheet**

Assets

Current assets:	Previous Year	Current Year
Cash	15,000.00	18,000.00
Investments	36,000.00	42,000.00
Inventories	-	-
Accounts receivable	39,565.00	82,765.00
Pre-paid expenses	25,243.00	25,086.00
Other	-	-
Total current assets	**115,808.00**	**167,851.00**

Fixed assets:	Previous Year	Current Year
Property and equipment	5,000.00	7,000.00
Leasehold improvements	-	-
Equity and other investments	-	-
Less accumulated depreciation	-	-
Total fixed assets	**5,000.00**	**7,000.00**

Other assets:	Previous Year	Current Year
Goodwill	9,800,000.00	14,000,000.00
Total other assets	**9,800,000.00**	**14,000,000.00**

Total assets	**9,920,808.00**	**14,174,851.00**

Liabilities and owner's equity

Current liabilities:	Previous Year	Current Year
Accounts payable	65,000.00	90,000.00
Accrued wages	44,800.00	58,450.00
Accrued compensation	-	-
Income taxes payable	-	-
Unearned revenue	-	-
Other	-	-
Total current liabilities	**109,800.00**	**148,450.00**

Long-term liabilities:	Previous Year	Current Year
Mortgage payable	16,230.00	15,240.00
Total long-term liabilities	**16,230.00**	**15,240.00**

Owner's equity:	Previous Year	Current Year
Investment capital		
Accumulated retained earnings	(65,385.00)	(70,888.00)
Total owner's equity	**(65,385.00)**	**(70,888.00)**

Total liabilities and owner's equity	**60,645.00**	**92,802.00**

Balance	**9,860,163.00**	**14,082,049.00**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

- (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
- (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
- (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
- (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
- (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- (i) at the time of the filing of this offering statement bars the person from:
  - (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No
  - (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No
  - (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No
- (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
- (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
- (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

BALTO RX, LLC

INDEX TO MATERIAL DOCUMENTS

1. **LLC REGISTRATION**

2. **OPERATING AGREEMENT**

3. **FORM OF SAFE**



California Secretary of State
Electronic Certified Copy

I, SHIRLEY N. WEBER, Ph.D., Secretary of State of the State of California, hereby certify that the attached transcript of 1 page is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California on this day of January 01, 2022

SHIRLEY N. WEBER, Ph.D.
Secretary of State

Verification Number: UYEY6P
Entity (File) Number: 202200111879

To verify the issuance of this Certificate, use the Verification Number above with the Secretary of State Electronic Verification Search available at *bizfile.sos.ca.gov*



California Secretary of State
Electronic Filing

FILED

Secretary of State
State of California

LLC Registration – Articles of Organization

Entity Name:	**Balto Rx LLC**

Entity (File) Number:	202200111879
File Date:	01/01/2022
Entity Type:	Domestic LLC
Jurisdiction:	California

Certificate Verification Number: UYEY6P
Use bizfile.sos.ca.gov to verify the certified copy.

Detailed Filing Information

1. Entity Name:

   Balto Rx LLC

2. Business Addresses:

   a. Initial Street Address of Designated Office in California:

   4665 Scarlet Court
   Palmdale, California 93551
   United States

   b. Initial Mailing Address:

   4665 Scarlet Court
   Palmdale, California 93551
   United States

3. Agent for Service of Process:

   Hemant Shah
   4665 Scarlet Court
   Palmdale California 93551
   United States

4. Management Structure:

   One Manager

5. Purpose Statement:

   The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

Future File Date Of:

January 01, 2022

Electronic Signature:

The organizer affirms the information contained herein is true and correct.

Organizer:

Hemant Shah

OPERATING AGREEMENT
FOR
BALTO RX, LLC
A MANAGER-MANAGED LIMITED LIABILITY COMPANY

ARTICLE I
Company Formation

1.01   FORMATION. The Members have formed a Limited Liability Company ("Company") subject to the California Revised Uniform Limited Liability Company Act ("the Act"). This Operating Agreement ("Agreement") is entered into and effective upon adoption by the Member(s). This Agreement is intended to provide for the regulation and management of the affairs of the Company. Except for the provisions of the Act that specifically may not be modified by the agreement of the Members, to the extent of any contradiction between the provisions of this Agreement and the Act or the variation of the general terms of the Act by this Agreement, each Member hereby acknowledges and agrees that the provisions of this Agreement shall govern and control.

1.02   COMPANY NAME. The Members may change the name of the Company or operate under different names, provided a majority of the Members agree and the name complies with Section 17701.08 of the Act.

1.03   REGISTERED OFFICE & AGENT. The name and location of the registered agent will be as stated in the Company's formation documents and complies with Section 17701.13 of the Act. The Members are obligated to maintain and update the business records on file with the Company's registered agent.

1.04   TERM. The Company will continue perpetually unless:

    (a)   Members unanimously vote for dissolution;
    (b)   An event occurs which causes the Company's business to become unlawful; or
    (c)   Any other event causes the Company's dissolution under the Act.

1.05   CONTINUATION OF COMPANY. In the event of an occurrence described in Section 1.04, if there is at least one (1) remaining Member, the remaining Member has the right to continue the business of the Company. The remaining Member's successor, assignee, or transferee may continue the business of the Company, provided the successor, assignee, or transferee consents to the continuation in writing and submits any necessary filings to the office of the Secretary of State.

1.06   BUSINESS PURPOSE. The Company may conduct any and all lawful business appropriate in carrying out the Company's objectives, as permitted under Section 17701.04 of the Act.

1.07   PRINCIPAL PLACE OF BUSINESS. The Company's principal place of business will be as stated in the Company's formation documents or as selected by the Managers.

1.08   THE MEMBERS. Members are the owners of the Company. Members are not entitled to compensation for services furnished to the Company in the Member's capacity as a Member. The name and residential address of each Member is contained in Exhibit 2 attached to this Agreement. Each Member's initial membership interest is the percentage set forth in Exhibit 2. An unauthorized transfer of a Member's interest could create a substantial hardship for the Company. Consequently, the Members agree to the restrictions and procedures affecting the ownership and transfer of the Members' interests as identified in Article VII. The Members acknowledge these restrictions are not intended to penalize, but rather are intended to protect and preserve the existing trust-based relationships, the Company's capital, and the Company's financial ability to continue its operations.

1.09   ADMISSION OF ADDITIONAL MEMBERS. Pursuant to Section 17704.01 of the Act and this Agreement, Members may only be admitted to the Company through issuance of a new interest in the Company with unanimous written consent of the Members or the transfer of a Member's current interest under Article VII. Prior to being admitted as a Member, the prospective Member(s) must: (i) provide evidence to the Company that the admission of the prospective Member(s) will not violate any securities law, alter the tax status of the Company, or cause the termination of the Company; (ii) provide proof that the prospective Member(s) can make the initial contribution (as agreed upon between the prospective Member(s) and a majority of the current membership interests); and (iii) execute a joinder or other instrument accepting and adopting the terms and provisions of this Agreement in the form attached as Exhibit 4 attached to this Agreement.

Any attempt to admit a new Member that deviates from this Section or Article VII will be null, void, and unenforceable against the Company or its Members.

1.10   VOTING. The Members agree that any vote of the Members shall be calculated based on membership interests held by each Member and listed in Exhibit 2, which may be amended pursuant to this Agreement. Any vote under this Section may occur, provided a quorum of the membership interests is present for the vote.

1.11   ACTIONS BY WRITTEN CONSENT. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, is signed by Members having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members were present and voting. A facsimile or similar electronic reproduction of a writing signed by a Member will be regarded as signed by the Member.


ARTICLE II
Capital Contributions


2.01   INITIAL CONTRIBUTIONS. The Members will contribute the Company's initial capital as described in Exhibit 3 attached to this Agreement. The agreed total value of such property and cash is   . In consideration for their contributions to the Company, each Member shall receive a membership interest in the Company, or percentage of interest in the Company as reflected in Exhibit 2 attached to this Agreement.

2.02 ADDITIONAL CONTRIBUTIONS. Unless a majority of the membership interests vote otherwise, no Member is obligated to make any additional contribution to the Company's capital beyond their initial contribution. Any vote for a capital call must be memorialized, including the amounts of capital called. Contributions related to an authorized capital call shall be contributed pro rata based upon each Member's membership interest.

2.03 FAILURE TO CONTRIBUTE. Any contribution must be satisfied by the Member within sixty (60) days from the date of the call for capital. Pursuant to Section 17704.03 of the Act, if a Member fails to make its required contributions to the Company, then the other Members may seek enforcement of the obligation to contribute capital. Any remedy under the Act may be pursued, including allowing the individual to become a Member without a transferable interest, provided there is unanimous consent from all Members who have satisfied their contribution obligations.

2.04 WITHDRAWAL OF CAPITAL. No Member may withdraw all or any part of its Capital Contribution except with the unanimous consent of the Managers or as provided in Article III (regarding distributions generally) or Article VIII (regarding dissolution of the Company).

2.05 NO PARTITION. Each Member, on behalf of itself and its successors and assigns, expressly waives any right to have the Company assets partitioned.

2.06 RETURN OF CAPITAL CONTRIBUTIONS. The Members agree that if the Company does not have adequate assets to return the Capital Contributions, then the Members will not have any recourse against the Company or the other Members, unless another Member owes an outstanding debt to the Company.


ARTICLE III
Profits, Losses, and Distribution


3.01 PROFITS/LOSSES. For financial accounting and tax purposes the Company's net profits or net losses will be determined annually. As provided in Section 6.03, below, profits and losses will be allocated to the Members in proportion to each Member's economic interest in the Company as set forth in Exhibit 2 and in accordance with Treasury Regulation 1.704-1.

3.02 DISTRIBUTIONS. The Manager may determine to distribute available funds annually or as the Manager sees fit, provided that there remains sufficient funds to cover any debts or liabilities of the Company about which the Manager knows or has reason to know or expect.

Any distributions which result in the Company's inability to cover its debts or liabilities are not permitted under this Agreement. Distributions in liquidation of the Company or in liquidation of a Member's interest must be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-1(b)(2)(ii)(b)(2). To the extent a Member has a negative capital account balance, there will be a qualified income offset, as set forth in Treasury Regulation 1.704-1(b)(2)(ii)(d). No Member has a right to demand or receive a distribution from the Company in any from other than money.

3.03 IN-KIND DISTRIBUTIONS. The Company may make in-kind distributions of the Company assets, provided the Members unanimously agree and such agreement is in writing. The fair market value of the property must be determined and agreed upon by the Members before the distribution is made. The receiving Member's capital account shall be adjusted to reflect the value of the in-kind distribution.

3.04 NO INTEREST. Unless the Members unanimously agree otherwise, no interest shall accrue on any un-withdrawn distribution.

3.05 WITHHOLDINGS. The Company is authorized to withhold from payments or distributions to any Member, or with respect to any allocation made with respect to any Member, and to pay over to any federal, state, or local government any amounts required to be so withheld pursuant to the Act or any provision of any other federal, state or local law. All amounts withheld pursuant to this Section 3.05 with respect to any payment, distribution or allocation to a Member shall be treated as amounts paid or distributed to such Member for all purposes of this Agreement and the Act.


ARTICLE IV
Management


4.01 MANAGEMENT OF THE BUSINESS. Pursuant to Section 17704.07 of the Act, and as stated in its Articles, the Company's day to day affairs are managed by the Manager(s). The name and residential address of each Manager is attached as Exhibit 1 of this Agreement. The Manager(s) will be elected, terminated, or replaced by majority vote of the membership interests, as set forth in Exhibit 2 and any amendments, to act as agent of the Company. Manager(s) may be Members or Non-Members. The primary responsibility for the operations of the business, as stated below in sections 4.06 and 4.09, is vested in the Manager(s). If more than one (1) Manager is elected, then the Members will choose a Manager to serve as the Chief Executive Manager.

If a Manager who is also a Member dissociates from the Company, then that dissociated Member also ceases to serve the Company as a Manager. If an individual who serves the Company as both a Manager and Member ceases to serve as Manager, that cessation does not, by itself, dissociate the individual as a Member.

4.02 APPOINTING OFFICERS. The Managers may delegate such duties and responsibilities to such persons (including a Member), entities and agents as the Managers may deem appropriate, including officers or the Company, with such titles, responsibilities and obligations as the Managers may determine. Such delegation and appointment may be terminated at any time by the Managers.

4.03 MEMBERS. To the extent permitted under Section 17703.04 of the Act, no Member shall be personally liable for the obligations of the Company. Members that are not Managers may not take any part in the control, management, direction, or operation of the Company's affairs and have no power to bind the Company under Section 17703.01 of the Act. The Members may advise the Managers, but Managers are not required to accept such advice. The Managers have the exclusive right to control and manage the Company, except where this Agreement or the Act specifically requires the consent, approval, agreement, or other action the Members. In such instance, except where this Agreement or the Act specifically requires unanimous consent of the Members or of a specific portion of the Members, an affirmative majority vote shall constitute the consent, approval, agreement or other action of the Members.

No Member, in its capacity as such, shall have authority to act for or bind the Company with respect to any matter not otherwise expressly authorized by the Members or Managers pursuant to the terms of this Agreement.

4.04 DISPUTES OF MEMBERS. Disputes among Members will be decided by a majority vote. A Member has votes according to that Member's percent of ownership interest (e.g., 11% ownership equals 11 votes). A majority vote is necessary for an action to take place. Any vote under this Section may occur, provided a quorum of the membership interests is present for the vote. In the event of a split vote among the Members, the Manager(s) shall cast a vote to break the tie. Members are required to vote on at least one (1) resolution that attempts to address and resolve the dispute between the Members prior to any Member bringing a direct action under Section 17709.02 of the Act.

Members may maintain a derivative action to enforce a right of the Company, provided the acting Member properly demands the Manager(s) to enforce the right of the Company, or the acting Member adequately declares with particularity that such demands are futile.

4.05 POWERS OF MANAGERS. The Managers are authorized:

    (a)   to make all decisions regarding the Company's operations and legal affairs, including but not limited to:

        i.   the sale, development, lease, or other disposition of the Company's assets;
        ii.   the purchase or acquisition of other assets;
        iii.   the management of all or any part of the Company's assets;
        iv.   the borrowing of money and granting of security interests in the Company's assets;
        v.   the pre-payment, refinancing, or extension of any loan affecting the Company's assets;
        vi.   the compromise or release of any of the Company's claims or debts; and
        vii.   the employment of persons, firms, or corporations for the operation and management of the Company's business; and

    (b)   to execute and deliver:

	i.	all contracts, conveyances, assignments, leases, sub-leases, franchise agreements, licensing agreements, management contracts, and maintenance contracts covering or affecting the Company's assets;
	ii.	all checks, drafts, and other orders for the payment of the Company's funds;
	iii.	all promissory notes, loans, security agreements and other similar documents; and
	iv.	all other instruments of any kind relating to the Company's business and affairs.

4.06   CHIEF EXECUTIVE MANAGER. The Chief Executive Manager, if elected, has primary responsibility for managing company operations, carrying out the decisions of the Members, and implementing the decisions resulting from votes of the Members. Pursuant to this Section 4.06, the decision of the Chief Executive Manager shall supersede any decision of the regular Manager(s) and shall be binding on all Managers.

4.07   INITIAL MANAGER(S). The initial number of Managers shall be   (   )   which number may be changed from time to time as determined by majority vote of the Members. The initial Manager(s) shall be as identified in Exhibit 1.

4.08   TERM OF MANAGERS. A Manager shall serve as such until he or she dies, is adjudicated incompetent, voluntarily resigns, or is removed as a Manager. Any Manager may resign at any time by giving written notice to all of the Members, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any Manager may be removed by the majority vote of the Members. A Manager who is also a Member may also vote as a Member to block his or her removal and such vote shall be counted when calculating the vote of the Members.

4.09   MANAGERS' MANNER OF ACTING. As long as there is more than one (1) person serving as a Manager, the Manager(s) shall exercise all powers set forth in Section 4.05 of this Agreement by the vote or consent of a majority of the Managers then serving.

4.10   NOMINEE. Title to the Company's assets will be held in the Company's name or in the name of any nominee that the Managers may designate. The Managers will have power to enter into a nominee agreement with any person, and such agreement may contain provisions indemnifying the nominee, except for their willful misconduct.

4.11   FIDUCIARY RESPONSIBILITIES. Each Manager and Member shall exercise all powers and perform all duties in good faith and shall act in all matters consistent with the duty of loyalty and the duty of care. Pursuant to Section 17704.09 of the Act, a Manager is presumed to act in the best interest of the Company, absent evidence of gross negligence or willful misconduct.

4.12   SELF-DEALING. Unless entered into in bad faith, no contract or transaction between the Company and any of its Managers, Members, officers, or employees, or between the Company and any other entity or organization in which any of its Managers, Members, officers, or employees have a financial interest or are owners, managers, partners, directors, officers, or employees, shall be voidable solely for this reason or solely because such Manager, Member, officer, or employee was present or participated in the authorization of such contract or transaction. No Manager, Member, officer, or employee interested in such contract or transaction, because of such interest, shall be considered to be in breach of this Agreement or liable to the Company or any other Person for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain or profit realized from such contract or transaction. Approval or ratification by a majority of the members having no interest in the transaction constitutes conclusive evidence that such transaction is permitted under this section, but shall not be required.

4.13   PERMITTED TRANSACTIONS. Each Manager or Member, and its respective affiliates and other related parties, shall be free to engage in any activity on their own or by the means of any entity, except for activities directly related to or in competition with the activities and services performed by the Company. Each Manager's and Member's fiduciary duty of loyalty, as it applies to outside business activities and opportunities, and the "corporate opportunity doctrine," as such doctrine has been described under general corporation law, is hereby eliminated to the maximum extent allowed by the Act. Without limiting the foregoing, no Manager, Member, or its respective affiliates, shall be required to refer opportunities to the Company or to account for any benefits from transactions entered into in good faith that are not connected with or directly related to the Company and its activities or the services the Company provides.

4.14   COMPANY INFORMATION. Upon request, the Managers will supply to any Member, information regarding the Company or its activities. Pursuant to Section 17704.10 of the Act, any Member or a Member's authorized representative may access, inspect, and copy all books, records, and materials in the Manager's possession regarding the Company or its activities. These rights may be exercised at the requesting Member's expense.

4.15   EXCULPATION. Pursuant to Section 17703.04 of the Act, no Member or Manager shall be personally liable, directly or indirectly, for any debt, obligation, or liability of the Company by sole reason of a being a Member or Manager. Any debt, obligation, or liability of the Company is strictly and solely the liability of the Company. Any act or omission by the Managers which causes or results in loss or damage to the Company or the Members will not subject the Manager(s) to any liability, so long as the Manager's conduct does not violate this Agreement or Section 17704.09 of the Act.

4.16   INDEMNIFICATION. The Company will indemnify any person who was or is a party defendant or is threatened to be made a party defendant, in a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a Member of the Company, Manager, employee, or agent of the Company, or is or was serving at the request of the Company. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "nolo contendere" (or its equivalent) does not imply that the person did or did not act in good faith and in a manner which they reasonably believed to be lawful and in the best interest of the Company. Notwithstanding the other provisions of this Section, the

Company will only indemnify someone under this Section if that conduct of that person does not violate this Agreement nor Section 17704.09 of the Act.

ARTICLE V
Compensation

5.01   MANAGEMENT FEE. Any Manager rendering services to the Company is entitled to compensation equal to the value of those services. A majority of the Members must agree upon the value of the services.

5.02   REIMBURSEMENT. The Company will reimburse the Managers for all direct out-of-pocket expenses incurred in managing the Company, including any expenses incurred by those serving or acting on the Managers behalf.

ARTICLE VI
Bookkeeping

6.01   BOOKS. The Managers will maintain complete and accurate accounting of the Company's affairs at the Company's principal place of business or other location agreed upon by the Managers. The Managers will choose the method of accounting. The Company's accounting period will be the calendar year.

6.02   RECORDS. The Managers must keep the following at the Company's principal place of business:

(a)   A current list of the full name and the last known street address of each Member;

(b)   A copy of all formation documents, this Operating Agreement, and any amendments;

(c)   Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years;

(d)   Copies of all minutes, if any, of each meeting of the Members and any written consent obtained from the Members;

(e)   Copies of the Company's financial statements for the three (3) most recent years.

6.03   MEMBER'S ACCOUNTS. The Managers must maintain separate capital and distribution accounts for each Member. Each Member's capital account will be determined and maintained in the manner set forth in Treasury Regulation 1.704-1(b)(2)(iv), each capital account will consist of the Member's initial capital contribution:

(a)   increased by:

   i.   Any additional capital contribution made by the Member;

   ii.   Credit balances transferred from the Member's distribution account to his or her capital account;

(b)   and decreased by:

i. Distributions to the Member in reduction of Company capital;
ii. The Member's share of Company losses if charged to his or her capital account.

6.04   REPORTS. The Managers shall close the books after the close of each calendar year, and must prepare and send to each Member a statement of that Member's distributive share of income and expense for income tax reporting purposes.


ARTICLE VII
Transfers


7.01   ASSIGNMENT. If a Member proposes to sell, assign, or otherwise dispose of all or part of the Member's interest in the Company, that Member must comply with the following procedures:

(a) The Member must first make a written offer, including the price, to sell such interest to the other Member(s). The dissociating Member may only advertise the sale if the other Members decline or fail to elect such interest within sixty (60) days after the offer.

(b) If the dissociating Member has a potential buyer of that Member's interest, the other current Member(s) have first option to purchase the dissociating Member's interest at the agreed purchase price. If there are more than one (1) current remaining Members, those remaining Members may combine funds to purchase the dissociating Member's interest. Current Members have sixty (60) days to buy dissociating Members' interest if they so desire. The dissociating Member must show that any potential purchaser has full certified funds, or the ability to get full certified funds before the sixty (60) day first right of refusal period starts.

(c) Current Members must expressly and unanimously approve the sale of a dissociating Member's interest to grant full membership benefits and functionality to the new Member. Pursuant to Sections 17704.01 and 17705.02 of the Act, if the current remaining Members do not unanimously approve the sale, the purchaser or assignee will have no right to participate in the management and affairs of the business or to exercise Member voting rights, and is only entitled to the right to receive distributions to which that dissociating Member would be entitled. The dissociating Member must disclose to the potential buyer or assignee if current Members will not approve the sale.

(d) If the current Members approve of the transfer and assignment, the prospective Member will not have all powers of a Member until that prospective Member executes all agreements binding the Members, including this Operating Agreement, with duly executed copies delivered to the Company.

(e) Upon the departure of the dissociating Member, the new Member shall only possess an economic interest in the Company until all the conditions for being a fully-fledged Member have been satisfied.

7.02 VALUATION OF DISSOCIATING MEMBERS INTEREST. If a Member wants to exit the Company, and does not have a buyer of its membership interest, the dissociating Member will assign its interest to the current Members according to the following procedures:

(a)   A value must be placed upon this membership interest before assigned.

(b)   If the dissociating Member and current Members do not agree on the value of the membership interest, the dissociating Member must pay for a certified appraiser to assess the Company's value, and the dissociating Members' interest will be assigned a value according to the dissociating Member's percentage of ownership.

(c)   The current Members must approve the certified appraiser used by the dissociating Member. Current Members have thirty (30) days to approve the dissociating Member's certified appraiser from selection date of that appraiser. If current Members disapprove the certified appraiser, they must show evidence to support their disapproval of the certified appraiser as a vendor qualified to appraise the Company. Current Members may not stall the process by disapproving all certified appraisers without good faith.

(d)   When a certified appraiser places a value on the Company, a value will be placed on the dissociating Member's interest according to that Member's membership interest.

(e)   If the current Members disagree with the value placed on the dissociating Members' interest, then the current Member(s) must pay for their own certified appraiser to value the Company and the dissociating Member's interest according to the terms of this section.

(f)   The current Members' appraisal must be completed within sixty (60) days of the initial appraisal or right of current Members to dispute the value of the dissociating Member's interest expires.

(g)   Upon completion of current Members' appraisal, the dissociating Member must approve the value placed on its interest. The dissociating Member has thirty (30) days to approve this value.

(h)   If the dissociating Member does not approve the current Members' appraised value, then the value of the Company will be determined by adding both appraisers' assessed values, then dividing that value in half.

7.03 DISTRIBUTION OF DISSOCIATING MEMBERS INTEREST. Upon determination of the dissociating Members' interest value, the value will be a debt of the Company. The dissociating Member will only be able to demand payment of this debt at dissolution of the Company or by the following method:

(a)   The Company will make timely payments.

(b)   The Company will only be required to make payments towards dissociating Member's debt if the Company is profitable and passes income to current Members.

(c)   The Company must make a debt payment to the dissociating Member if the Company's income surpassed 50% of the total determined value of the dissociating Members' interest in a taxable year. (Example: If dissociating Members' value was $100,000 and current Member(s) received over $50,000 taxable income in the taxable year, the Company would owe a debt payment to dissociating Member. If current Member(s) only received $40,000 in passed income, there would be no payment due.)

(d) The debt payment must be at least 10% of the value of the passed income to current Members.

(e) The company must make payment to dissociating Member within sixty (60) days of the end of the company's taxable year.

(f) The payment schedule will continue until the dissociating Member's debt is paid.

(g) If the Company dissolves, the dissociating Member will be a regular creditor and payment will follow Section 17704.04 of the Act.

(h) The dissociating Member's membership interest as assigned to current Members shall NOT accrue interest.

(i) The Company may pay the amount owed to the dissociating Member at any time.

ARTICLE VIII
Dissolution

8.01 DISSOLUTION. The Members may dissolve the Company at any time, provided the Members unanimously agree. Per Section 17707.01 of the Act, the Company shall be dissolved if there are no Members for a consecutive period of ninety (90) days. Pursuant to Section 1775.02 of the Act, dissolution of the Company may not be ordered by a simple owner of a Member's transferable interests.

8.02 DISTRIBUTIONS AFTER DISSOLUTION. Upon dissolution, the Company must pay its debts before distributing cash, assets, or capital to the Members or the Members' interests. The Members agree that any distributions occurring after the dissolution of the Company will follow the process outlined in this Agreement and Section 17707.05 of the Act.

ARTICLE IX
General Matters

9.01 MULTIPLE ORIGINALS. This Agreement may be signed in any number of counterparts, each of which will be deemed an original.

9.02 BINDING EFFECT. Subject to the restrictions on transfer in Article VII of this Agreement, this Agreement binds and inures to the benefit of the Members and to their respective successors, personal representatives, heirs, and assigns.

9.03 CONSTRUCTION OF HEADINGS. The headings contained in this Agreement are included solely for the reader's convenience and reference.

9.04 AMENDING OPERATING AGREEMENT. This Agreement may only be amended by an affirmative vote or consent of all Members.

9.05 GOVERNING LAW. The Members acknowledge and agree that this Agreement is and will be governed, construed, and administered according to the laws of the State of California, as they may be amended from time to time.

9.06 COMPLIANCE WITH THE ACT. All matters related to the operations of the Company not specifically addressed herein must be addressed in accordance with the Act. The Company must comply with all other provisions of the Act in order to stay compliant with the law.

9.07 SEVERABILITY. If a court of competent jurisdiction determines that any provision of this Agreement is invalid, then the remaining provisions are to be construed as if the invalid provision was never included.

9.08 VENUE. The venue for any dispute arising under this Agreement or any disputes among the Members or the Company will be the county in which the Registered Office is located.

9.09 NOTICE TO MEMBERS. All notices to be given under the Agreement to the Members shall be given in writing and shall be deemed given: (i) when deposited in the mail to the address shown below of the Member entitled to receive notice, postage prepaid, registered or certified; (ii) when transmitted if sent by facsimile provided a confirmation of transmission is produced by the sending machine to the fax number shown below of the Member entitled to received notice; (iii) when transmitted if sent by email when the email is received in the recipient's mailbox; or (iv) when delivered if delivered personally or sent by express courier service. The address or fax number of any Member may be changed by written notice to the Managers. Notices to the Company shall be deemed given in the same manner provided they are directed to the Managers at the Company's principal place of business.

9.10 ENTIRE AGREEMENT. This Agreement, together with the Articles of Organization (as may be amended) and all related exhibits, schedules, attachments, etc., constitute the sole and entire agreement by and among the Members. This Agreement supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, written or oral, with respect to the subject matter.

[remainder of page left intentionally blank]

CERTIFICATION OF MEMBERS

The undersigned hereby agree, acknowledge, and certify that the foregoing Operating Agreement is adopted and approved by each Member. The agreement consisting of ___ pages, constitutes, together with Exhibit 1, Exhibit 2, and Exhibit 3, the Operating Agreement of Balto Rx, LLC, adopted by the Members as of the _____ day of _____, 20 22.

Members:

_____   _____
Signature   Printed Name
Percent: _____ %

_____   _____
Signature   Printed Name
Percent: _____ %

_____   _____
Signature   Printed Name
Percent: _____ %

_____   _____
Signature   Printed Name
Percent: _____ %

_____   _____
Signature   Printed Name
Percent: _____ %

EXHIBIT 1
LISTING OF MANAGERS

By a majority vote of the Members, the following Managers were elected to operate the Company pursuant to ARTICLE IV of the Agreement:

_____
Signature
Chief Executive Manager

Printed Name _____

Address _____

_____

_____

_____
Signature
Title: _____

Printed Name _____

Address _____

_____

_____

The above listed Manager(s) will serve in their capacities until they are removed for any reason by a majority vote of the Members as defined by ARTICLE IV or upon their voluntary resignation.

Signed and agreed this _____ day of _____, 2022.

_____
Signature of Member

Printed Name _____

_____
Signature of Member

Printed Name _____

_____
Signature of Member

Printed Name _____

EXHIBIT 2
LISTING OF MEMBERS

As of the _____ day of _____, 2022, the following is a list of Members of the Company:

Name <u>Hemant Shah</u>_____Percent 100%

Address _____

Authorized by Member(s) to provide Member Listing as of this _____ day of _____, 2022.

_____   _____
Signature of Member   Signature of Member

_____   _____
Signature of Member   Signature of Member

EXHIBIT 3
CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE II, the Members' initial contribution to the Company capital is stated to be
$_____. The description and each individual portion of this initial contribution is
as follows:

_____ $ _____

SIGNED AND AGREED this _____ day of _____, 2022.

_____

Member

EXHIBIT 4
FORM OF JOINDER TO OPERATING AGREEMENT

The person whose name and signature appears below has, on the date indicated, become a party to that certain Operating Agreement of Balto Rx, LLC, dated as of _____, 2022, as the same has been amended from time to time as of the date hereof (the "Operating Agreement") and shall be deemed for all purposes a Member and/or a Substitute Member (as applicable) thereunder. The terms of the Operating Agreement shall be fully applicable to all interests now owned or hereafter acquired by such Member:

Name of Member: _____

Signature: _____

Description of Member's Interest: _____

Date: _____

Acknowledged and agreed by:

BALTO RX, LLC

By: _____

Its: _____

Date: _____

* * *

APPENDIX C

Crowd SAFE
(Simple Agreement for Future Equity)

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Crowd SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by the Investor on the Purchase Date, the Company issues to the Investor the right to certain units of the Company's Membership Interest, subject to the terms described below.

ISSUER NAME:	VARIABLE, (the Company)
ISSUER ENTITY TYPE:	VARIABLE
ISSUER ADDRESS:	VARIABLE
ISSUER EMAIL:	VARIABLE
PRE-MONEY VALUATION CAP:	NOT APPPLICABLE
DISCOUNT RATE:	VARIABLE
INVESTOR NAME:	VARIABLE (the Investor)
PURCHASE AMOUNT:	$VARIABLE
PURCHASE DATE:	On or about VARIABLE (the Purchase Date)

See **Section 2** for certain additional defined terms.

8 Events

(a) **Qualified Equity Financing**. If there is a Qualified Equity Financing before the termination of this SAFE, on the initial closing of such Qualified Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Capital Stock equal to the quotient obtained by dividing (x) Purchase Amount by (y) the Conversion Price.

In connection with the automatic conversion of this SAFE into units of SAFE Membership Interests, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Membership Interests, with appropriate variations for the SAFE Membership Interests if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b)   **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Securities equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). In connection with this Section 1(b), the Cash-Out Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there are not enough funds to pay the Investor and holders of other SAFEs in full in the event of a Liquidity Event (collectively, the "**Cash-Out Investors**"), all of the Company's available funds will be distributed in accordance with the liquidation priority set forth in Section 1(d).

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors, manager, or members in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c)   **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event, subject to the liquidation priority set forth in Section 1(d).

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Securities. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Membership Interests);

(ii)   On par with payments for other SAFEs and/or Preferred Securities, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Securities, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Securities in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Securities.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Securities and other SAFEs and/or Preferred Securities who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Securities basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of SAFE Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

9 Definitions

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or the election of the Company's manager, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership interests of the Company or, if the Company is structured or restructured as a corporation, common stock of the Company, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For the purposes of this SAFE, "common limited liability company membership interests" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Company Capitalization**" is calculated as of immediately prior to the Qualified Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Securities basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Qualified Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Capital Stock.

"**Converting Securities**" includes this SAFE and other convertible securities issued by the Company, including but not limited to: (i) other SAFEs; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Securities (other than shares of Common Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, manager, or members. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of the Standard Capital Stock sold in the Qualified Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Securities, the amount of such dividend that is paid per share of Common Securities multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Securities basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any SAFEs and other convertible securities (including without limitation shares of Preferred Securities) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty

(180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Preferred Securities**" means the preferred limited liability company membership interests of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a).

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Qualified Equity Financing or Liquidity Event, as applicable (or the initial closing of the Qualified Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of a Qualified Equity Financing, treated as outstanding Options in the calculation of the Standard Capital Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Qualified Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Preferred Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $100,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Preferred Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means an instrument containing a future right to shares of SAFE Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

"**SAFE Capital Stock**" means the shares of the series of Capital Stock issued to the Investor in a Qualified Equity Financing, having the identical rights, privileges, preferences, and restrictions as the shares of Standard Capital Stock, except:

(i) SAFE Capital Stock holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote for the consent of the stockholders of the Company;

(ii) Each of the SAFE Capital Stock holders shall enter into a proxy agreement, in the form of **Exhibit A** attached hereto, appointing the Company as its irrevocable proxy with respect to any matter to which SAFE Capital Stock holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving SAFE Capital Stock and such agreement provides that the Company will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies;

(iii) SAFE Capital Stock holders have no information or inspection rights with respect to such rights deemed not waivable by law;

(iv) The per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection will equal the Conversion Price; and

(v) The basis for any dividend rights will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Pre-Money Valuation Cap divided by the Company Capitalization.

"**Standard Capital Stock**" means the shares of the series of Preferred Securities issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

10 Company Representations

(a)　　The Company is an entity duly organized, validly existing and in good standing under the laws of its state of formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　　The execution, delivery and performance by the Company of this SAFE is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to Section 3(d)). This SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation, bylaws, or operating agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　　The performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　　The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to this SAFE.

(e)　　No consents or approvals are required in connection with the performance of this SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(f)　　The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)　　To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

11 Investor Representations

(a)　　The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)　　The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)　　The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the SAFEs nor the securities to be acquired by the Investor have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument (i) in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act, as amended, effective March 15, 2021, or (ii) as an "Accredited Investor", as that term is defined in Rule 501 of Regulation D. A summary of the definition of an accredited investor is attached hereto as **Appendix A**. The Investor also acknowledges and agrees that if the Investor is not purchasing this instrument in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation CF, as amended, or as an Accredited Investor, as that term is defined in Rule 501 of Regulation D, the Company or the Intermediary may void this SAFE and return the Purchase Amount.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or Miventure, Inc., and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(j)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C (or Form C-A) and the offering documentation filed with the SEC.

(k)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

12   Transfer Restrictions

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the Initial Public Offering and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the Initial Public Offering are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the Initial Public Offering that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO Section 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

13 Miscellaneous

(a)   Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same Pre-Money Valuation Cap" and "Discount Rate" as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

(b)   Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Securities (that is not payable in shares of Common Securities) while this SAFE is outstanding, the Company will pay the dividend amount to the Investor at the same time.

(d)   Neither this SAFE nor the rights in this SAFE are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this SAFE and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)   In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of [State of Formation/Governing Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h)   The Company may elect, in its sole discretion, to aggregate the interests of the Investors into a special purpose vehicle (the "SPV") in any manner permitted under Section 4(a)(6) of the Securities Act, as amended (the "SPV Reorganization"). In the event of an SPV Reorganization, the Investor hereby agrees (i) to the SPV Reorganization and to execute any approvals, consents or other documents that the Company may deem necessary or appropriate in order to effect the SPV Reorganization, and (ii) to the assignment and transfer of this SAFE and any securities issuable hereunder to the SPV in exchange for an ownership interest in the SPV (ownership in the SPV to be based on each Investor's proportionate Purchase Amount), and that the Investor will thereafter own an interest in the Company (whether through the SAFE or the securities issuable hereunder) indirectly through the SPV.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered this [DATE].

[COMPANY]

By: VARIABLE _____

Name: VARIABLE _____

Title: VARIABLE _____

Email: VARIABLE _____

Address: VARIABLE _____

          VARIABLE _____

INVESTOR:

If an Individual:

By: VARIABLE _____

Name: VARIABLE _____

Email: VARIABLE _____

Address: VARIABLE _____

          VARIABLE _____

If an Entity:

[Entity's Name]

By: VARIABLE _____

Name: VARIABLE _____

Title: VARIABLE _____

Email: VARIABLE _____

Address: VARIABLE _____

          VARIABLE _____

Appendix A

The term "accredited investor" is defined in Rule 501 of Regulation D as any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

- A natural person whose individual net worth or joint net worth with my spouse or spousal equivalent, at the time of the purchase of the Units, exceeds One Million Dollars ($1,000,000), excluding consideration of equity in my primary residence and after having deducted any negative equity in my primary residence or any indebtedness that I have incurred on my primary residence within the sixty (60) days prior to subscribing to this Offering;

- A natural person who had individual income in excess of Two Hundred Thousand Dollars ($200,000) in each of the two (2) most recent years or joint income with my spouse or spousal equivalent in excess of Three Hundred Thousand Dollars ($300,000) in each of those years and has a reasonable expectation of reaching the same income level in the current year;

- A bank, insurance company, registered investment company, business development company, or small business investment company;

- A broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended;

- An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

- An investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940;

- A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, that has total assets in excess of $5,000,000;

- A Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

- An employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of Five Million Dollars ($5,000,000);

- A charitable organization, corporation, or partnership with assets exceeding Five Million Dollars ($5,000,000);

- A director, executive officer, or general partner of the company selling the securities;

- A natural person who holds, in good standing, one of the following professional licenses: the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

- A business in which all the equity owners are Accredited Investors;

- A private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

- A corporation, similar business trust, partnership, or limited liability company or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, that was not formed for the specific purpose of acquiring the Units, and that has total assets in excess of $5 million;

- A trust with assets in excess of Five Million Dollars ($5,000,000) that was not formed to acquire these Units;

- An entity of a type not listed above, that is not formed for the specific purpose of acquiring the Units and owns investments in excess of $5,000,000. For purposes of this clause, "investments" means investments as defined in Rule 2a51-1(b) under the Investment Company Act of 1940;

- A family office, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, that (i) has assets under management in excess of $5,000,000; (ii) is not formed for the specific purpose of acquiring the Units and (iii) has a person directing the prospective investment who has such knowledge and experience in financial and business matters so that the family office is capable of evaluating the merits and risks of the prospective investment; or

A family client, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the above-mentioned requirements and whose prospective investment in the Company is directed by a person who has such knowledge and experience in financial and business matters so that the family office is capable of evaluating the merits and risks of the prospective investment.

Exhibit A – SAFE Capital Stock Proxy Agreement

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "**Crowd SAFE**") dated below between the Company and the Investor referenced below. In connection with a conversion of Investor's investment in the Crowd SAFE into Capital Stock of a SAFE Capital Stock (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Investor and the Company hereby agree as follows:

ISSUER NAME:	[*company legal name*], (the "Company")
ISSUER ENTITY TYPE:	[*state and legal entity type*]
INVESTOR NAME:	[*full name*] (the "Investor")
CROWD SAFE PURCHASE AMOUNT:	$[*purchase amount*]
CROWD SAFE PURCHASE DATE:	[purchase date]

1)   Grant of Irrevocable Proxy.

a)   With respect to all of the shares of Capital Stock of the series of SAFE Capital Stock owned by the Investor as of the date of this Irrevocable Proxy or any subsequent date (the "**Shares**"), Investor hereby grants to the Company an irrevocable proxy under Section 212 of the Delaware General Corporation Law or Section 302 of the Delaware Limited Liability Company Act, as applicable, to vote the Shares consistent with the vote of the majority of holders of Standard Capital Stock, as that term is defined in the Crowd SAFE of which this Exhibit A is an attachment. For the avoidance of doubt, the Company, as holder of the irrevocable proxy (rather than the Investor), shall vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote, consistent with the vote of the majority holders of Standard Capital Stock. This proxy revokes any other proxy granted by the Investor at any time with respect to the Shares.

b)   The Company shall have no duty, liability or obligation whatsoever to the Investor arising out of the Company's exercise of this irrevocable proxy. The Investor expressly acknowledges and agrees that (i) the Investor will not impede the exercise of the Company's rights under this irrevocable proxy and (ii) the Investor waives and relinquishes any claim, right or action the Investor might have, as a stockholder of the Company or otherwise, against the Company or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

c)   This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Securities of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent but shall continue as to any Shares not so converted.

2)   Legend. The Investor agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3)   Representations and Warranties. The Investor represents and warrants to the Company as follows:

a)   The Investor has all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Investor and constitutes such Investor's legal and valid obligation enforceable against the Investor in accordance with its terms.

b)   The Investor is the record owner of the Shares listed under the name on this Appendix A and the Investor has plenary voting and dispositive power with respect to such Shares; the Investor owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Investor is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Investor has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4)   Equitable Remedies. The Investor acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Company may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Company may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment.** Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Investor; and (ii) the Company.

7) **Assignment.**

a)   In the event the Investor wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Investor hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Company substantially identical to this Irrevocable Proxy.

b)   The Company may transfer its rights as Holder under this instrument after giving prior written notice to the Investor.

8) **Severability.** In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

[COMPANY]

By: <u>VARIABLE</u>

Name: <u>VARIABLE</u>

Title: <u>VARIABLE</u>

Email: <u>VARIABLE</u>

Address: <u>VARIABLE</u>

<u>VARIABLE</u>

INVESTOR:

If an Individual:

By: <u>VARIABLE</u>

Name: <u>VARIABLE</u>

Email: <u>VARIABLE</u>

Address: <u>VARIABLE</u>

<u>VARIABLE</u>

If an Entity:

[Entity's Name]

By: <u>VARIABLE</u>

Name: <u>VARIABLE</u>

Title: <u>VARIABLE</u>

Email: <u>VARIABLE</u>

Address: <u>VARIABLE</u>

<u>VARIABLE</u>

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
https://www.baltorx.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.